EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION FOR NEVADA PROFIT CORPORATIONS

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.    Name of corporation: Limelight Media Group, Inc.

2.    The articles have been amended as follows (provide article numbers, if available):

A.	Article I is amended and restated in its entirety to read as follows: The name of the Corporation is Impart Media Group, Inc.; and

B.	Article III is amended and restated in its entirety to read as follows:

1.   The aggregate number of shares of all classes of capital stock which the Corporation shall have authority to issue is One Hundred Twenty-Five Million (125,000,000), consisting of One Hundred Million (100,000,000) shares of common stock, par value $.001 per share (the “Common Stock”), and Twenty-Five Million (25,000,000) shares of preferred stock, par value $.001 per share (the “Preferred Stock”).

2.   Preferred Stock. The Preferred Stock may be issued from time in one or more series. The Board is hereby expressly vested with the authority to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation, the voting powers, if any, the dividend rate, conversion rights, redemption price, or liquidation preference, of any series of Preferred Stock, and to fix the number of shares constituting any such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series. The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holder is required pursuant to the terms of any series of Preferred Stock.

3.   On December 22, 2005 (the "Effective Date"), every twenty (20) shares of Common Stock, issued and outstanding at the close of business on the Effective Date (the "Old Shares") will automatically be converted into one share of Common Stock (the "New Shares"). No fractional shares will be issued and, in lieu thereof, each holder of Common Stock whose aggregate shares of Old Shares held in one name or account immediately prior to the Effective Date are fewer than twenty (20) shares or not evenly divisible by twenty (20) shall receive one full share of New Shares in exchange for such fractional share.

3.    The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 58%.

4.    Effective Date of filing (optional): December 22, 2005

5.    Officer Signature (required):   /s/David V. Lott
David V. Lott
Chief Executive Officer